SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ladder Capital Corp

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

Brian Harris

c/o Ladder Capital Corp

345 Park Avenue, 8th Floor

New York, New York 10154

(212) 715-3170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505743 104		13D

1.	Names of Reporting Persons Brian Harris

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [See Item 3]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 727,226

	8.	Shared Voting Power 4,324,356

	9.	Sole Dispositive Power 727,226

	10.	Shared Dispositive Power 4,324,356

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,051,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of Ladder Capital Corp, a Delaware corporation (“Ladder” or the “Issuer”).

The address of the Issuer’s principal executive offices is 345 Park Avenue, 8th Floor, New York, New York, 10154.

Item 2.	Identity and Background

This Schedule 13D is being filed by Brian Harris, a United States citizen (“Mr. Harris” or the “Reporting Person”). The address for the Reporting Person is c/o Ladder Capital Corp, 345 Park Avenue, 8th Floor, New York, New York, 10154.

Mr. Harris’s principal occupation is serving as the Chief Executive Officer and a Director of the Issuer.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For purposes of this Schedule 13D, the Reporting Person is required to include options exercisable within 60 days when calculating beneficial ownership of Class A Common Stock.  Within 60 days of this Schedule 13D, on February 18, 2016, the Reporting Person will be eligible to exercise 91,709 options to purchase shares of Class A Common Stock, increasing the Reporting Person’s ownership percentage to 5.1% of the total number of shares of Class A Common Stock outstanding, from just below 5.0%, assuming all vested and unvested LP Units (as hereinafter defined) outstanding, except those held by Ladder, together with all outstanding shares of Class B Common Stock, are exchanged into shares of Class A Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns shares of Class A Common Stock. In addition, pursuant to the Third Amended and Restated Limited Liability Limited Partnership Agreement (“LLLP Agreement”) of Ladder Capital Finance Holdings LLLP (“LCFH”), certain pre-IPO holders of limited partnership units in LCFH now hold units of Series REIT of LCFH (“Series REIT Units”) and units of Series TRS of LCFH (“Series TRS Units”), as well as shares of Class B common stock of the Issuer (“Class B Common Stock”). Series TRS Units are exchangeable for an equal number of limited liability company interests of LC TRS I LLC (“TRS I LLC Shares”). Each Series REIT Unit, when paired together with either of one Series TRS Unit or one TRS I LLC Share, is referred to herein as an “LP Unit.” Prior to the initial public offering of the Issuer’s shares of Class A Common Stock (the “IPO”), which occurred on February 11, 2014, the Reporting Person held limited partnership units in LCFH. In connection with the reorganization that occurred immediately prior to the IPO (the “Reorganization”), the Reporting Person was granted (a) 523,530 shares of Class A Common Stock subject to time and performance based vesting over three years and (b) 4,244,732 LP Units / shares of Class B Common Stock in exchange for all of the Series A Participating Preferred Units and Class A Common Units of LCFH held by the Reporting Person pre-IPO.  Pursuant to the LLLP Agreement entered into in connection with the closing of the IPO, holders of LP Units and Class B Common stock may, from time to time, exchange LP Units paired with an equal number of shares of Class B Common Stock for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. This exchange right has no expiration date.

On February 3, 2015, the Reporting Person was granted 5,883 shares of Class A Common Stock from the Issuer and on February 17, 2015, the Reporting Person received 282,576 shares of Class A Common Stock from the Issuer, in each case in connection with compensation for Mr. Harris serving as the Issuer’s Chief Executive Officer and in each case subject to time and performance based vesting. On February 17, 2015, the Reporting Person received 275,128 options to purchase shares of Class A Common Stock at an exercise price of $18.84 per share, of which one-third, representing 91,709 shares of Class A Common Stock, will vest on February 18, 2016, in connection with compensation for Mr. Harris serving as the Issuer’s Chief Executive Officer. On February 6, 2015, the Reporting Person had 51,136 shares of Class A Common Stock withheld by the Issuer and on February 19, 2015 the Reporting Person had 45,712 shares of Class A Common Stock withheld by the Issuer, in each case to offset the tax liability of the Reporting Person arising from a grant of restricted stock to the Reporting Person by the Issuer.

Item 4.	Purpose of Transaction

The Reporting Person intends to review its investments in the Issuer on a continuing basis.

Other than as described in this Item 4, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, the Reporting Person reserves the right (in case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for, including shares (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, and/or (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities.

Item 5.	Interest in Securities of the Issuer

The ownership percentages set forth below are based on 55,260,836 shares of the Issuer’s Class A Common Stock and 44,055,987 LP Units and shares of the Issuer’s Class B Common Stock outstanding as of December 18, 2015.

(a) and (b)

Mr. Harris directly owns or may be deemed to beneficially own 5,051,582 shares of Class A Common Stock, consisting of (i) 635,517 shares of Class A Common Stock directly owned by Mr. Harris, subject to vesting, (ii) 79,624 shares of Class A Common Stock directly owned by the Reporting Person’s spouse, (iii) 91,709 options to purchase shares of Class A Common Stock directly owned by Mr. Harris that vest on February 18, 2016 (i.e., within 60 days of December 21, 2015) and (iv) 4,244,732 LP Units and shares of Class B Common Stock directly owned by the Betsy A. Harris 2012 Family Trust, a trust organized under the laws of New Jersey (the “Harris Trust”), together, representing 5.1% of the total number of shares of Class A Common Stock outstanding, assuming that all vested and unvested LP Units outstanding, except those held by Ladder, together with all outstanding shares of Class B Common Stock, are exchanged into shares of Class A Common Stock. Mr. Harris may be deemed to beneficially own the 79,624 shares of Class A Common Stock owned by his spouse by virtue of that relationship. Mr. Harris is a trustee of the Harris Trust and therefore may be deemed to beneficially own the 4,244,732 LP Units and shares of Class B Common Stock owned by the Harris Trust.

Mr. Harris has and will have the sole power to vote and dispose of the shares of the securities described above in items (i) and (iii) and, along with the Reporting Person’s spouse (in the case of item (ii) above) and the Harris Trust (in the case of item (iv) above), shared power to vote and dispose of the shares described above in items (ii) and (iv), by virtue of the relationships described above.

The address for the Harris Trust is c/o Ladder Capital Corp, 345 Park Avenue, 8th Floor, New York, New York, 10154.

During the last five years, the Harris Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) To the best knowledge of the Reporting Person, except as described in Items 3 and 4 and a gift of 79,624 shares of Class A Common Stock by the Reporting Person to his spouse on December 18, 2015, the Reporting Person has not effected a transaction in LP Units, shares of Class B Common Stock or shares of Class A Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

(d) Other than the Reporting Person, the Reporting Person’s spouse, solely with respect to the shares of Class A Common Stock described in (ii) above, and the Harris Trust, solely with respect to the LP Units and shares of Class B Common Stock held by the Harris Trust, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The foregoing descriptions are qualified in their entirety by reference to the LLLP Agreement and the Amended and Restated Registration Rights Agreement, as amended, by and among the Issuer, LCFH and each of the Ladder Investors (as therein defined), each of which is attached as an exhibit hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Third Amended and Restated Limited Liability Limited Partnership Agreement, dated December 31, 2014, by and among Ladder Capital Finance Holdings LLLP, each General Partner and each Person party thereto or otherwise bound as a Limited Partner (incorporated by reference to Exhibit 10.3 to Ladder Capital Corp’s Form 8-K filed on January 2, 2015).

Exhibit 2

Amended and Restated Registration Rights Agreement, dated February 11, 2014 (incorporated by reference to Exhibit 4.2 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015), as amended by Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated January 28, 2015 (incorporated by reference to Exhibit 4.3 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 21, 2015	BRIAN HARRIS

		By:	/s/ Brian Harris
Name: Brian Harris

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).